UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
2687 California Street
San Francisco, California 94115
(607) 279-5382

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 283,426
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER 283,426
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45685K102

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed on behalf of the Reporting Persons, as such term is defined in the Schedule 13D filed on May 11, 2012, as amended by the first amendment dated January 8, 2013, the second amendment dated February 12, 2013 and the third amendment dated May 13, 2013 (collectively, the “Schedule 13D”), to further amend and supplement the Schedule 13D.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.  Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 17, 2013, Ryan J. Morris, the Executive Chairman of the Board of the Issuer, sent a letter on behalf of Meson LP to the Special Committee of the Board setting forth its good faith indication of interest to acquire the Issuer for between $1.85 and $2.00 per Share in cash (the “Offer Price”), representing a 28% to 39% premium to the volume-weighted 30 day average closing price of the Shares prior to the May 13 letter setting forth Meson LP’s initial indication of interest.  Meson LP believes such a transaction represents the best means for shareholders to obtain liquidity for their Shares while maximizing the value of their Shares at a premium.

In the letter, Meson LP stated its belief that the Issuer’s growth opportunities present material upside for the Issuer; however, each of these opportunities is currently pre-revenue and will require significant investments of both time and capital.  In addition, the Issuer faces risks posed by CMS competitive bidding which is legally mandated to have a nation-wide penetration by January 1, 2016.  Meson LP expressed its belief that the implied LTM valuation pro forma for: 1) full implementation of the cost reductions currently implemented and planned, 2) elimination of all public reporting costs, and 3) adjusting for the estimated price reductions related to CMS competitive bidding, suggest transaction multiples of approximately 7x EBITDA and 15x EBITDA-Capex.  The Offer Price represents a significant premium to current trading levels and comps taking these implied valuation multiples into account.

In addition, Meson LP stated its belief that it is not in the best interest of shareholders for the Issuer to continue as a public company.  Given the disproportionate burden of public company reporting (both financial and in terms of management resources), Meson LP believes it is optimal to face the coming reimbursement changes and the business risks associated therewith as a privately held corporation in order to eliminate the public company requirements as well as to afford the Issuer greater financial flexibility in both the short term and the longer term.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 45685K102

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Special Committee of the Board of the Issuer, dated July 17, 2013.

CUSIP NO. 45685K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013	MESON CAPITAL PARTNERS LP

	By:	Meson Capital Partners LLC its General Partner

	By:	/s/ Ryan J. Morris
		Name:	Ryan J. Morris
		Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
	Name:	Ryan J. Morris
	Title:	Manager

/s/ Ryan J. Morris
RYAN J. MORRIS